Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following is an excerpt of a transcript of the T-Mobile US, Inc. Q2 2019 Earnings Call:

CORPORATE PARTICIPANTS

Braxton Carter - EVP, CFO

Dave Miller - EVP, General Counsel & Secretary

John Legere - CEO

Matt Staneff - EVP, CMO

Mike Sievert - President & COO

Neville Ray - EVP, CTO

Nils Paellmann - VP, IR

CONFERENCE CALL PARTICIPANTS

Ana Goshko BofA Merrill Lynch, Research Division - MD

Brett Feldman Goldman Sachs Group Inc., Research Division - Equity Analyst

Colby Synesael Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Craig Moffett MoffettNathanson LLC - Founding Partner

John Hodulik UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst

Jonathan Chaplin New Street Research LLP - US Team Head of Communications Services

Mike Rollins Citigroup Inc, Research Division - MD and U.S. Telecoms Analyst

Phil Cusick JP Morgan Chase & Co, Research Division - MD and Senior Analyst

Ric Prentiss Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

Simon Flannery Morgan Stanley, Research Division - MD

Drew FitzGerald Wall Street Journal

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Sheila Dang Reuters

PRESENTATION

***

John Legere - CEO

I’m sure you all saw the headlines out of the Department of Justice today that we took a huge step forward in our efforts to gain regulatory approval for the New T-Mobile by entering into a consent decree with the DOJ and by announcing several agreements with DISH. Let me just take a moment and give you a little color on this truly monumental news.

First, the consent decree with the DOJ removes a huge hurdle for this merger to proceed while delivering on the key benefits of the merger that we announced in April 2018. We are going to create a bigger and bolder competitor with a transformative 5G network while delivering an unprecedented $43 billion in synergies. It’s important to point out that the target synergies, profitability and long-term cash generation have not changed for the New T-Mobile. I want to say that while this process took longer than we had hoped, our goal was to ensure that the DOJ’s concerns were addressed and make sure that we still deliver on every aspect of the synergies we promised to unlock, and we did just that.

I’ve been spending a lot of my time in Washington, D.C., and I want to personally thank the teams at the DOJ and the FCC.

We also announced today that we have reached agreements with DISH to divest all of Sprint’s prepaid businesses at close, including Boost Mobile, Virgin Mobile and Sprint-branded prepaid customers, as well as Sprint’s 800 megahertz spectrum licenses after a 3-year period for aggregate proceeds of $5 billion. Importantly, we are going to keep Sprint’s entire 2.5 gigahertz and PCS spectrum, which is so important for fully realizing the 5G efficiencies promised by the merger.

Additionally, upon the closing of the divestiture transaction, New T-Mobile will enter into commercial arrangements that will support the transferred prepaid customers and provide DISH wireless customers access to the New T-Mobile network for 7 years. DISH will also have an option to take on leases for certain cell sites and retail locations that are decommissioned by the New T-Mobile, and both parties agreed to discuss how we would get access to some or all of their 600 spectrum to use on our T-Mobile network.

The transaction with DISH are contingent upon the successful closing of our merger with Sprint. Now this is an incredibly important step forward for the New T-Mobile. We’re ready to bring this supercharged Un-carrier to consumers and businesses across the country, and this milestone brings us much closer to making that vision a reality for customers everywhere.

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As a reminder, we already got approval from CFIUS and Team Telecom back in December, and we have received favorable outcomes from 18 of the 19 required state utility commissions, with only the California PUC still outstanding. Very importantly, our commitments to the FCC have resulted in statements of support for our merger by FCC Chairman Ajit Pai, and Commissioners Carr and O’Rielly.

These commitments include: covering 97% of the U.S. population with 5G in 3 years; and 99% in 6 years; leveraging our 5G network to offer a fast and reliable alternative for in-home broadband, including in rural America where it’s most needed; divesting Sprint’s Boost prepaid business to a serious and credible buyer; and in addition, we affirmed the pricing commitment that ensures the same or better rate plan for the first 3 years following the merger. We remain confident and optimistic about the remaining regulatory steps. We are continuing to work the process with the California PUC and continue to be willing to engage with state AGs who have weighed in on both sides of this transaction, including the state AGs that are party to the recently filed lawsuit.

The completion of our merger with Sprint remains subject to the remaining regulatory approvals and other customary closing conditions. We expect to receive final federal regulatory approval in Q3 and currently anticipate that the merger will be permitted to close in the second half of 2019. Our goal has remained consistent throughout, to continue to share the pro-consumer and pro-competitive benefits of this deal with the American consumer.

***

We also successfully participated in recent FCC millimeter wave auctions in which we spent $842 million to more than quadruple our average nationwide millimeter wave holdings. We think this spectrum will be a critical ingredient in the 5G layer cake, combining wide channels of low-, mid- and high-band spectrum will be a key differentiator for New T-Mobile.

***

The pending combination with Sprint means that we’ll be able to create a future that is even more exciting for American consumers everywhere, and we’re pleased with the agreements announced today.

QUESTIONS AND ANSWERS

Brett Feldman - Goldman Sachs Group Inc., Research Division - Equity Analyst

Congratulations on the news today. Two quick questions about the deal. The first, it looks like DISH has proposed new buildout conditions on their existing spectrum with the FCC. I’m curious whether any element of your agreement with DISH is contingent on them actually getting those modifications? And then the second is, do you intend to support the Sprint MVNO agreement with Altice on the New T-Mobile network?

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John Legere - CEO

Start.

Mike Sievert - President & COO

Sure. And Brett, I’m not sure I understood your question about what’s contingent upon the DISH buildouts. Maybe you could go back to it.

Obviously, part of this arrangement is that DISH has new requirements placed on them to build out against the spectrum by the FCC and the DOJ. They’re a party to this consent decree. And I think that’s really great news for consumers that they’re going to get after building out a network using all that spectrum. That entire arrangement was and is contingent upon this announcement that was made today. Is that what you were asking?

Brett Feldman - Goldman Sachs Group Inc., Research Division - Equity Analyst

That’s — you answered the question. Thank you.

John Legere - CEO

I might just say on that, too, Mike. DISH’s press release and their filings were very comprehensive. So if you get a chance to look through those. One of the ways I look at this is if you look at the full utilization of the 2.5 that we’re acquiring from Sprint as well as the unused spectrum of DISH, this is a great day for American networks. It’d be about 150 megahertz at least of spectrum that will now be put to use that, before these sets of agreements, were not going to be. And certainly, DISH’s commitments, which have penalties associated with them, are a big part of it. So I’d read those filings and certainly, DISH can comment on those.

Mike Sievert - President & COO

And Brett, your second question was about the Altice arrangement, yes, all of the existing MVNO agreements from both companies are going to be inherited by the new company, and we’re really pleased to support all those. So they’ll carry forward. We won’t be killing or canceling any MVNO deals.

And one of the things we’ve said all along is that this new company is a bigger friend to MVNOs than the standalones. I mean the massive capacity that we are creating with this new network creates the incentive for us to want to be a provider to MVNOs.

Now those arrangements, each have different durations and they have different pricing aspects to them, we’ll just carry those forward through to their expirations. And then, obviously, a piece of this is that there will be an opportunity for them to go forward throughout the 7 years.

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John Legere - CEO

Yes. And we’ve said throughout the process, too, when you invest in the network and you have an eightfold increase in capacity, you have a stadium that’s got a lot of empty seats, and we are — we therefore cherish the relationships with MVNOs as a way to have the utilization on our network continue.

And there’s been questions already today, I can tell you that the agreements that we’ve struck at our current network are easily handled with a small percentage of our network. And as the network grows over the next 3 years, they become a de minimis part of our overall broad network capability. And we’re very careful about that. Everything we’ve done, everything we’ve negotiated has been hinged around ensuring that the build commitments that we’ve made to the FCC and to the country can be attained. And I can reinforce strongly that that’s the case.

Operator

We’ll take our next question of John Hodulik of UBS.

John Hodulik - UBS Investment Bank, Research Division - MD, Sector Head of the United States Communications Group and Telco & Pay TV Analyst

Congratulations on the news today. My question is about the MVNO agreement. John, I did read the 8-K that came out at DISH. Was there anything else you could tell us in regard to a couple areas of that MVNO? First of all, it mentions a phase approach for both the MVNO and MNO. So what that’s referring to? Anything regarding sort of pricing or the percentage of capacity, which you were just referring to? And then a little later in the document, it talks about restrictions on DISH’s ability to wholesale or bundle that service. Just specifically, is that — are those restrictions related to cable companies?

John Legere - CEO

Yes, John, we’re going to carefully wade through some of these answers. And it’s not to be evasive. It’s only that we’re only able to speak today about items that were part of the filings that people have made in the last 2 hours. And it’s unclear how much of that is actually covered. We won’t be discussing pricing on the MVNO. We won’t be discussing in too much detail any of the restrictions, only to reinforce that we’re very comfortable with the pricing and its accretive effect to our business and that the protections associated with it, again, are part of what’s necessary for us to make sure that we move forward with the real ambition that we have.

But I don’t know, Mike, do you want to comment on any of the other piece?

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Mike Sievert - President & COO

Yes. Only to agree with what you just said. A couple of things. One is, yes, this is a complex arrangement that’s going to be in place for 7 years. So we really had to design it carefully to meet the needs of everybody involved. It definitely does great work to set up DISH to enable their use of all that spectrum to enable them while they’re building a network and to give them a very competitive access to our nationwide network, to your question in 2 forms, through a nationwide MVNO and unlike other MVNOs, as they build out their own network to be able to access ours through a roaming arrangement as well. So that’s a terrific enablement for them as a new competitor.

On the other hand, it’s also designed to make sure that there’s nothing in it that thwarts our ability to meet the commitments that we’ve made to the FCC and to our investors about building out and leading the 5G revolution in this country. So we’re very excited about what we’re able to do. As Braxton pointed out, every aspect of our business plan and our synergy plan is intact because we’ve designed these agreements to do that.

As John said, this is also an arrangement that will be accretive to our business because the pricing allows us to monetize DISH’s access of our network.

You asked about capacity. I’ll just tell you that the arrangement has been designed with certain safeguards to make sure that T-Mobile’s commitments that we’ve made around the amount of capacity that we will have out there for our customers is in place. Our customers will be able to experience nationwide speeds for 99% of Americans in excess of 100 megabits per second. Every aspect of the commitments that we’ve made to the FCC are still our plan and have been safeguarded with the arrangement that we’ve made with DISH. At the same time, it enables them to be a competitor and to pursue a very, very ambitious growth plan. So we’re pleased with that.

John Legere - CEO

Yes. And John, I’m not usually the one, especially in the last year, I’ve been rather quiet, to be positive on others’ capability. But I would say, it’s very clear that with the spectrum that DISH has, with the acquisition of Boost, with the MVNO arrangement, that the transition services agreement while they build out their network, with the ability to get some of the decommissioned towers and stores, DISH has a real significant opportunity to be a very credible disruptive fourth wireless carrier. And that certainly is something that I’m sure AT&T and Verizon should keep an eye on. But it’s not to the detriment of our ability to achieve our ambitions.

So — but I do see them having all of the tools in the toolkit, including, from what I see and hear and watch, the motivation as a company, and Charlie himself, to really become a disruptive player.

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Operator

We’ll take our next question from Drew FitzGerald of the Wall Street Journal.

Drew FitzGerald – Wall Street Journal

Two questions. So what agreements, if any, are in place now on whether the deal will close or not during state litigation? And John, if you could just tell me a little bit more about how this came together when you first talked to Charlie about putting this together potentially? I think you’d said earlier in the year that — well, you had some choice words for DISH and what it was doing.

***

Do you and Sprint have any agreements in place with the state plaintiffs, this — the Democratic state AGs, to either close or not close while the litigation’s ongoing?

Mike Sievert - President & COO

I see. Right. No. No, our intention is not to close while the litigation is ongoing. So we’ve agreed — made a set of agreements with plaintiffs around how the trial will proceed and when it will proceed. There’s another proceeding next week where we’ll be meeting with the judge. So that process is unfolding. But no, we don’t have an intention to close while it’s pending.

John Legere - CEO

Yes. And Drew, we certainly have had conversations with many of the states involved. I think it’s very important for people to understand that the suit filed by the attorney generals happened before the knowledge of the actions that the DOJ were going to take, which certainly will solve many, if not all, of their concerns came out. So today’s information is very pertinent input to them, and we’ll be working very closely with them. Before their suit, we had already started working quite aggressively with many states on what are the things that are important to you and to your state. And frankly, they have urged us to continue that process even up through now. So that will be next course of business.

I’m very confident that what we’re going to do, especially if you think of some of the big concerns that they had. For example, with today’s announcement, there is no consolidation of share in the prepaid industry, which was a big concern of theirs. And then the buildout commitments are very important to many states, and they want to understand what’s important to them, this lifeline issue. So we’ll continue those conversations.

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And I’m very confident that we will find what is necessary for them to join in. As you probably also saw, a number of state attorney generals joined as party to this DOJ action today, which is just a start.

As far as the conversations go, you know we know DISH and have for years. So there’s not really ever a start to conversations with DISH. We’ve had conversations before. We had conversations just in passing after the deal was announced. But this process has been one of a tremendous amount of work, first with the FCC, getting closure, making commitments, and then with the DOJ. And in the DOJ process was where we more rigorously got involved with DISH. And then we had agreements pending with DISH and then had further conversations with the DOJ, which culminated today. So a long process but very thorough. Somewhat building on each other as each entity had significant things that were important to them. But to have now the 2 main federal agencies after the FCC files their order, approving and supporting, including the expert agency, I think that’s an unprecedented level of support that bodes very well for ultimately the finalization and approval of this deal and it being permitted to close in the second half of this year.

Mike Sievert - President & COO

And we’ve not seen examples, anywhere in recent history, where, to John’s point, the expert agencies have weighed in the way the federal agencies now have where a deal has not ultimately closed, even if there were objections at the state level. So the fact that we now have federal support is a major, major milestone for this deal.

John Legere - CEO

And there hasn’t been time today, Drew. But certainly, the messages we’re going to have to get back to that are important to the constituents are the jobs are going to go up every day in this new company. The prices will not go up, competition will go up, the buildout will be comprehensive and on time and cover 99%. So those are the messages we have to get back to, and those are the messages that were of concern to many of the states that were party to this. And they can all be answered.

Drew FitzGerald – Wall Street Journal

Okay. And one more question. Just at some point though between you and DISH, you guys went from merger opponents in this proceeding to at least exploring a potential partnership. How did that conversation go?

John Legere - CEO

Again, it’s a continuum, and life brings strange bed fellows. So remember, we’re not partners with DISH here, right? There are things that we’ve agreed to, arrangements and a deal that is mutually beneficial that helps enhance the competition and allows this deal to go forward. So it’s

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far different than a merger. It’s an agreement to divest to a serious and credible buyer, which DISH was concluded to be. It happened to be simultaneous with other discussions DISH was having with the FCC that this enhanced. We’ve both made significant commitments with financial penalties around this. And then, of course, we’re going to help support the transition with an MVNO for DISH and a transition services agreement.

So it’s a business arrangement and one that I think took a long time to get through but we’re quite pleased with, and I’m sure they are as well.

***

Mike Sievert - President & COO

So Roger Cheng asks, “Hey, John and T-Mobile, can you better define what robust access to your network means when it comes to DISH?” I’m sure he’s talking about the MVNO deal. “Will it have full access to your 4G and 5G network?”

I don’t know. Neville, do you want to talk about the approach that we’re taking?

Neville Ray - EVP, CTO

Yes, I mean, the answer is quick and easy on that one. Yes. So DISH and other MVNOs obviously will have access to not just the great LTE network that we have in the ground but the great 5G network that’s coming superfast. So yes, DISH will have full access to 5G capabilities.

Mike Sievert - President & COO

Well, Piecyk asked, “There’s also reference to T-Mobile in that release to T-Mobile possibly leasing 600 megahertz spectrum from DISH. Does this also mean the FCC is okay if DISH leases spectrum to others?”

On the second part, you’ll have to talk to DISH about that. I think there is some flexibility there. But this is an actually really interesting topic. We weren’t able to conclude it during the talks that led up today, but both parties are interested in this. DISH happens to own 600 megahertz spectrum that they’re not using. They’re going to be building out against it but it’s going to take them some time.

Meanwhile, as John reported today, we have 22 million handsets already on our 600 megahertz spectrum that’s been rolled out to more than 150 million POPs already. So it’s a nationwide availability. And so we obviously do have some interest in leasing that from them for a period of time, maybe a few years, that would help accelerate our network transition from Sprint over to T-Mobile. So that’s of interest to the parties. We agreed to sit down and roll up our sleeves and talk about it. But there wasn’t anything that came to conclusion in the agreements that were announced today.

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John Legere - CEO

Yes, and I think these are questions that will get fully vetted over the coming weeks. There were a lot of — this went on for so long. There were a lot of rumors and speculations about what might be happening. I think we dispelled one already, which was that we did not divest any of the critical 2.5 spectrum that’s core to our network. So we got that one down. There was a lot of talk about us doing a network hosting or sharing arrangement with DISH, and we’re not.

What this simply means is DISH has 600 megahertz spectrum that’s not being used. And for a period of time, it would sit there and not be used and provide no benefit to customers or value to them. What we’ve agreed to do is see if there’s a mutually agreeable arrangement, price, through which we could lease on our network for our use, their spectrum, which would be beneficial — it would enhance our network transition process. So this is a — if there’s something that’s good for you and you agree, then you will lease their spectrum for a period of time at a price that’s beneficial to you and accelerate your ability to do your network migration. That’s all that is. And certainly, it’s almost a who wouldn’t agree to have that conversation? So there’s no hidden backstop here about us standing up their network for them in this case.

Neville Ray - EVP, CTO

Can I take Bill Ho’s one there? So Bill Ho is asking about millimeter wave. “What are your thoughts of putting your millimeter wave portfolio into service? What’s the fixed wireless access for you, timing, clearing challenges, if any?”

So just try and tie some of the comments you’ve heard all through the call today. I mean our goal and ambition with New T-Mobile is to combine low-, mid- and high-band assets together. That’s always been our story. We think that’s absolutely critical for the type of 5G service that customers can use on a ubiquitous basis, both in urban, suburban and rural environments. And you need all those elements, all of those pieces of the puzzle to come together the right way. So we had a very successful recent auction outcome primarily on 24 gigahertz. We are already — we have deployed 28 gigahertz. You’ve seen that. We are the first wireless carrier to put out millimeter wave coverage maps. Pretty exciting what you can see with millimeter wave in Manhattan.

But I think everybody understands now that you cannot take a millimeter wave portfolio across the 3-plus million square miles of the U.S. It just doesn’t work. It’s not economic.

I mean you can absolutely use millimeter wave where there are large concentrations of people, where the population density exists. And that’s always been part of our plan.

The 24 gigahertz we’ve recently assumed is going to take some time to work through the dialogue on power limits and some other pieces, but radio needs to come, handsets needs to come. It’s going to take a little bit of time. But clearly, we have assets where we’re already utilizing and deploying bringing 5G service to customers with.

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Super excited for me and my team about what’s happening on 600. You’ve heard the stats and numbers from both John and Mike. The 150-plus million customers that we now cover — or not customers, I should say, I wish they were, the POPs, future customers with our 600 megahertz, that’s a 50% improvement quarter-on-quarter. So when you think about the pace at which we are moving and rolling out our low-band 600 megahertz footprint, it’s truly exciting. And we are going to bring 5G service, not fake 5GE, not millimeter wave in a few hotspots, we are going to bring large, very large scale coverage on 5G to the U.S. this year and nationwide as we move into 2020. So super exciting and putting all the spectrum together is an absolute dream for me and my team and we look forward to bringing all the power and capability that the New T-Mobile network can bring to the U.S. consumer.

***

***

Mike Rollins - Citigroup Inc, Research Division - MD and U.S. Telecoms Analyst

Two, if I could. First, could you give us an update on how you’re approaching the integration process and some of the steps you’ll take once you’re able to close? And then did that integration process get impacted by any of the divestitures or agreements with the DOJ? And then separately, can you give us a little bit more detail of how the potential transfer of cell sites and retail stores to DISH could work post close? And if there’s any financial impact or cost avoidance for T-Mobile?

Mike Sievert - President & COO

Got it. I could start with the integration piece. We’re really pleased with how it’s going. I’ll tell you that we’ve had a little more time to plan this than we would have expected when we launched our integration plans. And that’s generally speaking been frustrating, but on the other hand, it’s given us a fantastic chance to be very, very thoughtful and get out of the gates quickly.

As Braxton and John reinforced in their remarks, what we have today is a plan that is fully intact versus all of the goals and ambitions for long-term profitability, enterprise value and synergy attainment that we laid out for you in April of last year. And we’re very, very pleased with that. What’s different now versus April from last year is that, that’s backed by detailed operational plans in every function of this company. And so we’re planning to get out of the gates very quickly and hit the ground running.

Some asked us, well, how is that going to look? And you even have — I’ve got a Tweet here from Roger Cheng asking, “Hey, some are talking about this deal giving some price stabilization. But does that mean that the era of lower rate plans, aggressive BOGO offers and other perks are over?” in his Tweet? And these are the kinds of questions — and I know he asked it for almost to get this reaction. These are the kind of questions that dumbfound us as management team

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leading the Un-carrier. We are the competition. We’re planning to take these capabilities of enhanced capacity and lower cost and go right after AT&T and Verizon like they’ve never seen before. I think anybody who supports this merger is going to be very proud of what that looks like in the early months and throughout the entire period. Because we can do that and hit these goals that we laid out for you last April simultaneously. And that’s because of the unique set of capabilities that we have by bringing these 2 companies together.

You asked the second question about the transfer and how that would work. Think about it this way. Our plan, Neville’s plan for synergy attainment has always involved, as we laid out for you over a year ago, turning down tens of thousands of cell sites as we integrate these 2 networks into 1 seamless network. And what we’re doing is saying, look, any site that we are planning to abandon anyway, it’s just in our plan to abandon anyway. That site is something that we’d happily make available to DISH. And we also said there’d be at least 20,000 of those.

Neville Ray - EVP, CTO

That’s right.

Mike Sievert - President & COO

And so not all of those have assignable leases. If they are assignable, then we’ll happily assign them. If not, we will sort of get out of the way. But it’s a great enablement for a company to move very quickly, and that was certainly the government’s goal, was to enable DISH to move quickly. But it’s a pretty straightforward thing that involves us getting out of the way on the tens of thousands of sites that we were planning to decommission anyway.

John Legere - CEO

This, Mike, this aha moment and decisions about what we’re going to do about it started several times sitting, testifying in the Senate and Congress and being surrounded by people that were just dumbfoundedly not listening to the fact that jobs are going up and prices will go down and competition will go up. And if it wasn’t clear to me then it’s painfully clear to me now that we will, early and often, make it clear what the behavior of the Un-carrier will be post this transaction.

When this transaction closes, we will waste no time making it very clear what this network capability that will going to be built is going to be used to do, and there’ll be no doubt about it. And it is, as Mike said, it’s a bit dumbfounding to think that we’ve decided to go and build this network and go through this merger so that we can become the basic, lazy, fat, dumb and arrogant players that we were born to teach how to behave. We want to continue their education in a major way. And that’s core to what we’re going to do with the 5G capability.

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Braxton Carter - EVP, CFO

Mike, one thing that — on your question on the financial impact, we’ve been very clear, synergies are fully intact; the financial and cash flow components that we communicated at the beginning of the merger, fully intact. But there’s a silver lining here on the divestiture, and that’s we’re going to have lower gross debt, lower net debt and lower leverage going into T-Mobile.

Our current modeling now shows on a reported EBITDA standpoint, max peak leverage of 2.5x. And that’s a significant improvement by about 0.4 turn of leverage than we would have been, and there’s a couple of factors there. The prepaid divestiture is cash upfront. Certainly, the spectrum piece of it is deferred for 3 years, so that’s not an immediate impact. But we’ve also significantly over performed at the T-Mobile level on cash generation, point to the results of the quarter, just astounding increases in the cash flow of the business. And all that combined is resulting in a very, very healthy capital structure and leverage profile for the new company, so a real silver lining there.

John Legere - CEO

Yes. And I think, Braxton, putting a financial lens on this, I see a few questions already in the lead up when you can — when you have leaks for 5 months, a lot of people have a lot of pent-up questions. I saw one of them in the last couple of days. When they started to hear that the synergies would be intact and they were trying to answer how did we shift where the synergies came to keep the synergies intact. And very important to note is the synergies, the $43 billion are the same $43 billion exactly intact as they were. They were not coming from the areas of the business that were in this transaction.

Another way to think about — so you’ve got the synergies, $43 billion, you understand how to execute against them. Then you’ve got several things. You’ve got a transaction where Boost becomes an MVNO stream to us, which certainly has positive financial implications for us. You have a transaction on spectrum that will either be at that value or if it doesn’t take place, we’ll have an option later on to sell at that price or to keep it. And you’ve got a — yes, so you’ve got DISH, spectrum and MVNO that are all in and of themselves, positive to the financials of the company. So I think that’s a very important analysis that Braxton’s pointing out.

Operator

We will take our next question from Sheila Dang of Reuters.

Sheila Dang - Reuters

So can you talk about any concerns that you might have about other companies that could come in after the fact and partner with DISH to help them become a really competitive rival? Are there any limitations in place to kind of prevent that?

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John Legere - CEO

Do you want to start?

Mike Sievert - President & COO

Sure. Sheila, yes. This whole set of arrangements was designed to be for DISH. And DISH has committed to not only build the network but launch services in support of that network right away.

In fact, one of their commitments is to launch — not just to support Boost prepaid but to launch postpaid service. So there’s plenty of robust competition coming from DISH, and it’s been designed to be DISH.

And that’s important for us because as I said earlier, this has been also simultaneously designed to make sure that there isn’t increased risk to T-Mobile being able to live up to its commitments, particularly our commitments to build this high-capacity network that results in the kinds of speeds and capabilities for our customers that we’ve not only promised our customers but now promised the federal regulatory agencies. And so it’s been designed to have both, protect our network while enabling the competition. And that doesn’t mean it’s designed for that counterparty to turn around and resell it or to bundle it with other company services, et cetera. It’s to enable them as a competitor.

That said, we’re interested in wholesaling directly to other parties. As we’ve said all along, this is a company that will be strategically very aligned with the idea of enabling partnerships with MVNOs, but we will be doing that directly.

John Legere - CEO

So this is one of those tricky areas where there hasn’t been enough filing or disclosures on this topic for us to give specific details. So I’ll stick to details to this. Your initial question is are you concerned. The answer is no. The transaction was defined in a way where we have protected our ability to run our network for the sake of our customers without any potential disruption. We’ve protected ourselves for this to be for DISH. DISH has been protected in the fact that there are ways for them to raise financial capital, but we don’t fear because there’s tremendous protections for somebody entering a back door in a way that could be seen to turn this transaction into something other than it is. And the details on that, I’m sure, at some point, will follow. But for today, I can just tell you, those were some of the latest items in the deal, and we feel very comfortable and all of our concerns were met in how we cut the transaction.

***

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Jonathan Chaplin - New Street Research LLP - US Team Head of Communications Services

So I get that there’s no network sharing deal. But I’m curious as to why? Was this a red line for you? It seems to us that the biggest issue in the court case is going to be how real DISH is and a network sharing deal may have gone a long way to alleviating the concerns that the states have.

***

John Legere - CEO

I think there are as many opinions as to what the states’ issues are that will be going forward. And I have to tell you again, I believe that the information that the DOJ has come out with today is important input that was not part of the decisions they made when they decided to create the lawsuit.

I would also say that we’ve met and spoke with many of the states, and many of the concerns are the same. Originally, there were concerns about consolidation in the prepaid segment and competition in the low end of the market, especially for the low-income consumer. There were always concerns on pricing that we have made very strong commitments on, buildout commitments, state-level buildout commitments that we continue to engage on and jobs, all of which we know are stories that we can answer.

Also on the DISH side, the question of that next marginal thing that would make people feel more comfortable with DISH. I think you need to understand. DISH has a tremendous amount of spectrum and now has a very fortified buildout commitment and a plan to do so. You have to assume that, that’s going to take place. They’ll have 9.3 million customers. They’ll have a tremendous MVNO and a transition services agreement to go along with their other — they have a good marketing engine and prowess, and they have ability to raise capital. So they’re a real player. Let’s just be clear. Whether another item would make them stronger, those are things that they can do on their own somehow. But DISH is a viable, real, fourth, facilities-based wireless company at the end of this transaction, and nothing should be taken away from that. I think that will be important input.

I remain very confident that in discussing with the states the things that are of concern to them, we either have answered or can answer them. And that will be job one as we start to move from here.

Operator

Our next question comes from Craig Moffett of MoffettNathanson.

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Craig Moffett - MoffettNathanson LLC - Founding Partner

Just a clarification on the DOJ approval. Is the approval with the full support of the full staff of the DOJ to your knowledge? Or is this an approval directly from Bureau Chief Delrahim? And I’m just wondering what, if anything, the staff has done? And what the role of the staff was in the final agreement?

John Legere - CEO

Yes.

***

I’m sure you know the answers to the question that you’re asking. Obviously, for the entire time that we’ve been working with the DOJ, the staff has been totally involved and detail involved in every piece of what we’ve done. And ultimately, how they get to a decision in the DOJ is very clear. Ultimately, the staff gives tremendous amounts of input, and then the antitrust head of the DOJ makes a decision based upon all those attributes. But yes, the — every component of the DOJ was greatly, greatly involved in all aspects of not just discussing this deal, having opinions on it and putting the decisions together. I’m not sure it’s a place where they take a vote, but neither is T-Mobile. So I don’t think I answered your question.

Craig Moffett - MoffettNathanson LLC - Founding Partner

I think it probably answers it to the extent possible. There were reports, as you probably know, and we’ve never really known what reports in the press were true and which ones weren’t. But there were reports early on that the staff remained opposed initially after the FCC resale suggestion. And so I was wondering if the staff had come around to fully agreeing that the current structure of the deal satisfies all the concerns that they had.

John Legere - CEO

Yes. And I certainly don’t have any information on that.***

Ric Prentiss - Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

Congrats, guys. As an ex-M&A guy in the industry who went to the dark side 23 years ago, I know how much work this has taken to get here, but no work is ever done. Can you update us on the California PUC status? Do you think you’ll get a decision from them here in August?

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Mike Sievert - President & COO

Thanks, Ric. We can turn to Dave for some details. But generally speaking, that process was on a pace and then that pace was changed at the time that the state lawsuits were filed last month. And so my expectation is that they’ll be worked up on similar time frames because the pace that we were on was changed pretty significantly when the states filed their lawsuit, including the state of California.

Dave Miller - EVP, General Counsel & Secretary

Yes. Just to reiterate — this is Dave. Yes, the administrative law judge in California had indicated that they would — that he would rule by the end of June. And of course, events sort of superseded that. And we hope that the action occurs quickly, of course. There’s no specific time line.

Ric Hamilton Prentiss - Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

The second question, I want to come back to one question that Rollins had about the cost to achieve. If I’m reading it right, DISH can take over some of your Sprint leases. Can they take them over as early as like the first, second or third year? And so could you actually exceed and do better than what your cost to achieve is then if they take on the leases sooner?

Mike Sievert - President & COO

Braxton?

Braxton Carter - EVP, CFO

Yes, first of all, we have to support the migration of the Sprint customers to the New T-Mobile network in a quality manner, in a way that doesn’t impair and actually delights those customers as they come over on the network. And we’ve previously said that it’s going to take 3 years to get through that process. So there’s very little opportunity on the cell sites in the early part of this process, so it would be definitely more back ended.

And very perceptive question, absolutely. I mean, ultimately, and it’s impossible to quantify at this point. But if Charlie does assume some of the lease liabilities, we’ve modeled full payout of the lease liability, and it would be net upside. But there’s no way to really quantify it or model it at this point.

John Legere - CEO

Well, there’s a way to quantify it. There’s no downside, right? Because importantly, when you sit there and you have a plan, which we have, a very specific plan for our network migration and certain times at which we will be decommissioning sites and turning them down, and you do or you don’t have transfer rights associated with those but you have visibility into those and you, in effect, share that visibility. And/or if you’ve got transfer rights, you share that with Charlie. It can’t hurt you. It can help him.

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On the retail side, you either have lease transfer rights or you don’t. And if you do, you make those visible. But it’s all while executing our plan for our synergies exactly the way we’ve outlined them and letting, if possible, DISH get the benefit of some of that, that they need that we will no longer need. And yes, the intersection of some of those can be a cost benefit to us if, in fact, there is a piece of that would be beneficial for them to take up payments that we have a right to transfer instead of canceling them. So yes, it’s actually a win-win, and it will be up to them as to how much of it they choose to take. But there’s no downside.

Ric Prentiss - Raymond James & Associates, Inc., Research Division - Head of Telecommunication Services Equity Research

One last quick one. Have you found any concessions that you had to move into the merger? I think there was $7 billion of potential concessions included in the merger agreement. It doesn’t look like you’ve had to give up any concessions.

Mike Sievert - President & COO

When you say concessions, I mean, you’re kind of asking about quantification of the impact of this set of divestitures. And as we look at the impact of the set of divestitures as well as the impact of a year of outstanding execution by this company going into the close, we look at the plan, and as Braxton said very clearly, we see a plan that has every bit of the long-term profits and cash generation and every bit of the EBITDA still intact. And that gives us a lot of confidence that we’ve got something here that’s got a lot of momentum behind it.

John Legere - CEO

Yes. And if your question was aiming towards anything associated with the business combination arrangement with Sprint, we have updated that today, and there’s been disclosures associated with the changes to that. So I think that speaks for itself.

But when you say concessions, concessions in general can be anything that’s a deviation from what you had anticipated to take place in the transaction. We never anticipated to divest spectrum, for example. And although we get a good price for an optionality, that could be seen as a concession, et cetera. But we’re quite comfortable with that, and we’ve got a good-forward arrangement with the changes in the BCA as well.

Okay. We’ll take — I think we’ll take 1 or 2 more? Does that make sense with everybody here? Okay, let’s keep going. Operator?

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Operator

We’ll take our next question from Colby Synesael of Cowen.

Colby Synesael - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Two questions, if I may. In the Public Interest Statement last year, you had indicated that it was your goal to reach 9.5 million in-home broadband subs by 2024. Just curious if that’s still the expectation. Just some color on your strategies as it relates to the in-home broadband. We really haven’t heard too much about that lately.

And then secondly, I know you’ve reiterated the $43 billion in NPV synergies. Just looking back to your previous disclosures, you mentioned about $4 billion coming from network, about $1 billion from sales, service and marketing, and another $1 billion from back office. Is that still the breakout that we should be expecting?

John Legere - CEO

You know it’s interesting, the Public Interest Statement just sounds like it was 100 years ago and certainly was the fundamental basis through which all these discussions took place. And in a smaller ramped-up version where the commitments that we made to the FCC, and when you look at the FCC commitments about coverage and 5G coverage and in-home broadband, you’ll see these notes. And Mike...

Mike Sievert - President & COO

And the answers are yes and yes. I mean yes to the 9.5 million and yes to the synergy breakdown, as Braxton was saying, being as we presented it when we launched the deal last April.

Braxton Carter - EVP, CFO

Absolutely.

Neville Ray - EVP, CTO

Let me just double down and say that I think there’s incredible excitement about what we can do in the in-home broadband space, especially in rural environments. I think that’s something that, through the discussions we’ve had with the FCC and obviously some of the state folks, that’s a huge win from this combination, a transformational impact from this 5G network in rural America and in-home broadband space. Super exciting.

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John Legere - CEO

I think the question is a really good one. It’s something that we’re going to have to revamp up our communication about.

If you look at the FCC’s decision process and the things that were extremely important to the FCC and to the country about this network build and about the in-home broadband competition, about the rural competition, not just rural coverage but rural in-home broadband, the commitments we made, those are the most exciting parts of this. But for a number of months, we kind of took a left-hand turn where the DOJ certainly had a different set of issues that they were focusing on and trying to answer the question of can that exciting thing for the country happen without harming the competitive environment? And — but all the items that are being announced today by the DOJ, as you look past them, then you have to go back and see, okay, this sets the stage for that. And now you start to remember what happens when you unleash this network, you invest $40 billion in 3 years, you increase jobs, you increase rural penetration, you really go after the in-home broadband market and attack competitively one of the most uncompetitive markets in the country. So that’s an exciting piece that I think will now resurface a bit. And together, I’m hoping and believing that those 2 things together now are the answer as to why I believe the regulatory approval processes from here, focusing on those, I’m confident that we’ll get this done.

Let’s take one last question.

Operator

Our last question comes from Ana Goshko of Bank of America.

Ana Goshko - BofA Merrill Lynch, Research Division - MD

I think most of this is probably for Braxton. But Braxton, you’ve got to raise some money to close this deal. So I think you originally had cited $26 billion of investment-grade-rated secured bank debt and bonds. So one, I wanted to confirm that’s still plan?

Two, with regard to timing, a lot of that needs to be done by the time of the deal close for refinancing. So what is your plan on timing? Had you want to wait until you potentially get through a court process? Or might there be a plan to put the debt — proceeds into escrow in order to raise it in advance of the close?

Braxton Carter - EVP, CFO

Yes, Ana. So first of all, my comment earlier, we’ve got the proceeds from the disposition of the prepaid business as well as outperformance at the T-Mobile level in the last 1.5 years since we put the targets out. So we do not need to raise $26 billion at this point.

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What I would just look at as a rule of thumb is about a 10% overall decrease in that or just round it to $3 billion, and then we’ll just determine on market conditions what market that comes out of. Remember, the primary funding mechanisms are term loan B and IG secured bonds. But no, that number is definitely coming down. And I kind of gave the new entry peak leverage targets earlier in this call.

So the second part of your question, would we prefund some of this versus just really handle it with the bridge? We will have to ultimately make that determination depending on market terms once we really work through the — in the upcoming months with the states.

I can tell you that the intent is not to draw the bridge. That adds additional costs to the overall funding here. But the actual timing and how we do that certainly would precede close. Exactly when is yet to be determined, and we’ll have to make a real-time call relating to that. The actual proceeds would be pre-funded and would be held in escrow up to closing of the transaction because we need to attach all the collateral and a lot of details as you are aware of there. But we’ll have to make game day call exactly when and how we’re going to go to market and then what the respective buckets of what we raised. So — but overall, great news from a credit standpoint.

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Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

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This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory

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approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions, including the antitrust litigation brought by the attorneys general of thirteen states and the District of Columbia; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

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